Advanced Semiconductor Engineering, Inc.                       [graphic omitted]

FOR IMMEDIATE RELEASE

Contact:

ASE, Inc.                                    Thomson Financial/Carson
Joseph Tung, CFO                             Mylene Kok, Regional Director  Daniel Loh
Freddie Liu, Assistant Vice President        Judith Walls, Director         Associate Director
Tel: + 886-2-8780-5489                       + 65-295-5688                  + 1-212-701-1998
Fax: + 886-2-2757-6121                       mylene.kok@tfn.com.sg          dan.loh@tfn.com
Investor_relations@asek.asetwn.com.tw        judith.walls@tfn.com.sg
http://www.aseglobal.com/


                    ADVANCED SEMICONDUCTOR ENGINEERING, INC.
                       ANNOUNCES APRIL 2001 NET REVENUES


Taipei, Taiwan, R.O.C., May 9, 2001 - Advanced Semiconductor Engineering, Inc. (NYSE: ASX, TAIEX: 2311), announces its unaudited consolidated net revenues and the unaudited net revenues for its packaging operations in Kaohsiung for the month of April 2001.

Consolidated Monthly net revenues (unaudited) *
--------------------------------------------------------------------------------
(NT$ Thousand)          April        March        April   Sequential        YoY
                         2001         2001         2000       Change     Change
--------------------------------------------------------------------------------
Net Revenues        3,040,888    3,918,597    3,838,542         -22%       -21%
--------------------------------------------------------------------------------


Monthly net revenues for packaging operations in Kaohsiung (unaudited)
--------------------------------------------------------------------------------
(NT$ Thousand)          April        March        April   Sequential        YoY
                         2001         2001         2000       Change     Change
--------------------------------------------------------------------------------
Net Revenues        1,645,932    2,043,305    1,935,913         -19%       -15%
--------------------------------------------------------------------------------

* Such consolidated net revenues include, in addition to net revenues of ASE Inc.'s packaging operations in Kaohsiung, net revenues of majority owned subsidiaries such as ASE Test Limited, ASE (Chung Li) Inc., ASE (Korea) Inc., ASE Holding Electronics (Philippines) Inc. and ASE Material Inc.

Advanced Semiconductor Enginering, Inc.                        [graphic omitted]

Historical consolidated Monthly net revenues
In order to facilitate cross-period comparisons, we set forth below our historical consolidated monthly net revenues for year 2000 and the first quarter of 2001.

--------------------------------------------------------------------------------------------
                               2000 1st Quarter                   2000 2nd Quarter
--------------------------------------------------------------------------------------------
 (NT$ Thousand)       January     February       March       April       May          June
--------------------------------------------------------------------------------------------
Net Revenues        3,601,322    3,435,073    4,125,153   3,838,542   4,156,724    4,440,336
--------------------------------------------------------------------------------------------
    Packaging                    8,378,323                            9,347,122
--------------------------------------------------------------------------------------------
    Testing                      2,776,228                            3,013,292
--------------------------------------------------------------------------------------------
    Others                           6,998                               75,187
--------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------
                                   2000 3rd Quarter               2000 4th Quarter
--------------------------------------------------------------------------------------------
(NT$ Thousand)           July      August     September    October     November     December
--------------------------------------------------------------------------------------------
Net Revenues        4,403,575    4,741,137    4,759,411   4,635,926   4,517,386    4,238,792
--------------------------------------------------------------------------------------------
    Packaging                   10,458,890                            9,844,464
--------------------------------------------------------------------------------------------
    Testing                      3,440,084                            3,538,758
--------------------------------------------------------------------------------------------
    Others                           5,150                                8,882
--------------------------------------------------------------------------------------------

----------------------------------------------------------
                                2001 1st Quarter
----------------------------------------------------------
 (US$000)             January      February         March
                         2001          2001          2001
----------------------------------------------------------
Net Revenues        3,847,356     3,484,069     3,918,597
----------------------------------------------------------
    Packaging                     8,142,372
----------------------------------------------------------
    Testing                       3,105,541
----------------------------------------------------------
    Others                            2,110
----------------------------------------------------------